SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 2019

Commission File Number 0-28800

______________________

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2019, incorporated by reference herein:

Exhibit

99.1     Release dated June 26, 2019, “UPDATE REGARDING THE DISPOSAL OF THE MINERAL INTERESTS AND OPTION GRANTED TO DISPOSE OF THE RELATED MINING INFRASTRUCTURE OF EAST RAND PROPRIETY MINES LIMITED.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: June 26, 2019                                              By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

           UPDATE REGARDING THE DISPOSAL OF THE MINERAL INTERESTS AND OPTION GRANTED TO

                              DISPOSE OF THE RELATED MINING INFRASTRUCTURE OF EAST RAND

                                                   PROPRIETARY MINES LIMITED

DRDGOLD shareholders (“Shareholders”) are referred to the announcement published on SENS on 26 February 2019 (“Announcement”) in respect of the disposal of the mineral interests, comprising the mining rights and prospecting right of East Rand Proprietary Mines Limited (“ERPM”) and the granting of an option to OroTree Limited (“OroTree”) to acquire the Mining Infrastructure Assets (as defined in the Announcement) to access the deep underground ounces of ERPM  (the “Option”) , as one indivisible transaction.

In terms of the Option, OroTree, in its sole and absolute discretion, could exercise its option to acquire the Mining Infrastructure Assets on or before 30 June 2019.

Shareholders are advised that OroTree has elected to not exercise the Option and, as such, the balance of the purchase consideration in respect of the Mining Infrastructure Assets of US$10.3 million, less the non-refundable fee of US$500 000.00 will not be paid to the Company.

Johannesburg

26 June 2019

Sponsor

One Capital